CONFORMED COPY






                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                              Magma Copper Company
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   559177 20 9
                                 (CUSIP Number)



                              Andrew R. Brownstein
                       c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY  10019
                                 (212) 403-1000

          (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                June 10, 1994
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this statement:

         CUSIP NO. 559177 20 9

         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Warburg, Pincus Capital Company, L.P.   06-1183391
         _____________________________________________________________
         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X
         _____________________________________________________________
         3.   SEC Use Only

         _____________________________________________________________
         4.   Source of Funds

              00
         _____________________________________________________________
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         _____
         _____________________________________________________________
         6.   Citizenship or Place of Organization

              Delaware
         ____________________________________________________________
         Number of           7.   Sole Voting Power:
         Shares
         Beneficially        8.   Shared Voting Power:
         Owned by                     16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power:
         Person With
                             10.  Shared Dispositive Power:
                                      16,899,616* Common

         * Subject to the restrictions previously described in Item 4 of Schedule 13D. See also Item 5.
         ____________________________________________________________
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5
         ____________________________________________________________
         12.  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                         _____
         ____________________________________________________________
         13.  Percent of Class Represented by Amount in Row (11)

              36.2%     See Item 5
         ____________________________________________________________
         14.  Type of Reporting Person

              PN
         ____________________________________________________________

         CUSIP NO. 559177 20 9

         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              E.M. Warburg, Pincus & Co., Inc.     13-2649089
         _____________________________________________________________
         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X
         _____________________________________________________________
         3.   SEC Use Only

         _____________________________________________________________
         4.   Source of Funds

              Not applicable
         _____________________________________________________________
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         ____
         _____________________________________________________________
         6.   Citizenship or Place of Organization

              Delaware
         ____________________________________________________________
         Number of           7.   Sole Voting Power:
         Shares
         Beneficially        8.   Shared Voting Power:
         Owned by                    16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power:
         Person With
                             10.  Shared Dispositive Power:
                                     16,899,616* Common
         ____________________________________________________________
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5
         ____________________________________________________________
         12.  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                         ____
         ____________________________________________________________
         13.  Percent of Class Represented by Amount in Row (11)

              36.2%     See Item 5
         ____________________________________________________________
         14.  Type of Reporting Person

              CO
         ____________________________________________________________

         CUSIP NO. 559177 20 9

         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Warburg, Pincus Ventures, Inc.   13-3040492
         _____________________________________________________________
         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X
         _____________________________________________________________
         3.   SEC Use Only

         _____________________________________________________________
         4.   Source of Funds

              Not applicable
         _____________________________________________________________
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         ____
         _____________________________________________________________
         6.   Citizenship or Place of Organization

              Delaware
         ____________________________________________________________
         Number of           7.   Sole Voting Power:
         Shares
         Beneficially        8.   Shared Voting Power:
         Owned by                    16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power:
         Person With
                             10.  Shared Dispositive Power:
                                     16,899,616* Common

         * Subject to the restrictions previously described in item 4 of Schedule 13D. See also Item 5.
         ____________________________________________________________
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5
         ____________________________________________________________
         12.  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                         ____
         ____________________________________________________________
         13.  Percent of Class Represented by Amount in Row (11)

              36.2%      See Item 5
         ____________________________________________________________
         14.  Type of Reporting Person

              CO
         ____________________________________________________________

         CUSIP NO. 559177 20 9

         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Warburg, Pincus & Co.    13-6358475

         _____________________________________________________________
         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X

         _____________________________________________________________
         3.   SEC Use Only

         _____________________________________________________________
         4.   Source of Funds

              Not applicable
         _____________________________________________________________
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         ____
         _____________________________________________________________
         6.   Citizenship or Place of Organization

              Delaware
         ____________________________________________________________
         Number of           7.   Sole Voting Power:
         Shares
         Beneficially        8.   Shared Voting Power:
         Owned by                    16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power:
         Person With
                             10.  Shared Dispositive Power:
                                     16,899,616* Common

         * Subject to the restrictions previously described in item 4 of Schedule 13D. See also Item 5.
         ____________________________________________________________
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5
         ____________________________________________________________
         12.  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                         ____
         ____________________________________________________________
         13.  Percent of Class Represented by Amount in Row (11)

              36.2%      See Item 5
         ____________________________________________________________
         14.  Type of Reporting Person

              CO
         ____________________________________________________________

                               Amendment No. 11 to

                                  SCHEDULE 13D

                         RELATING TO THE COMMON STOCK OF

                              MAGMA COPPER COMPANY


                   This statement constitutes Amendment No. 11 to the
         Schedule 13D filed December 1, 1988, as amended December 30, 1988, December 10, 1990, December 18, 1991, December 20, 1992,
         December 29, 1992, March 3, 1994, March 10, 1994, May 11, 1994,
         May 18, 1994 and May 31, 1994 by Warburg, Pincus Capital Com-pany, L.P. ("WPCC"), a Delaware limited partnership, E.M. Warburg, Pincus & Co., Inc., a Delaware corporation, Warburg, Pincus Ventures, Inc., a Delaware corporation, and Warburg, Pincus & Co., a New York partnership, in connection with the ownership of common stock, par value $.01 (the "Common Stock"), of Magma Copper Company, a Delaware corporation (hereinafter referred to as the "Company").

                   Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment No. 11 restates the Schedule 13D, as amended, in its entirety.

         Item 1. Securities and Issuer, is hereby amended and restated in its entirety, as follows:

                   This statement relates to the Class B Common Stock, par value $.01 (the "Class B Common Stock") and the Common Stock of Magma Copper Company, a Delaware corporation (here-inafter referred to as the "Company" or "Magma"), whose prin-cipal executive offices are located at Highway 76 (P.O. Box M), San Manuel, Arizona 85631.

                   The Reporting Entities (as hereinafter defined) orig-inally acquired beneficial ownership of 13,056,835 shares of Class B Common Stock (as calculated in Item 5 hereof), through a Purchase Agreement dated as of November 20, 1988 between Magma Copper Company and Warburg, Pincus Capital Company, L.P. as amended November 30, 1988 (the "Purchase Agreement") at-tached hereto as Exhibit 1. Pursuant to the Purchase Agreement the Reporting Entities acquired 930,000 shares of the Company's Series B Cumulative Convertible Exchangeable Preferred Stock, par value $.01 (the "Series B Preferred Stock") and warrants to purchase 1,000,000 shares of Class B Common Stock (or under certain circumstances Series C Preferred Stock) of Magma Copper Company (each such right to purchase one share of Class B Com-mon Stock pursuant thereto being a "Warrant"). Immediately following the purchase by WPCC, WPCC sold 80,000 shares of Series B Preferred Stock and 86,022 Warrants to Drexel Burnham Lambert Incorporated ("DBL").

                   From and after November 30, 1993 the Series B Pre-ferred Stock became subject to exchange at the option of the Company in certain circumstances, for 10% Junior Subordinated Convertible Notes due December 31, 2003 (the "Notes"). For the first five years after issuance, the Series B Preferred Stock paid dividends in the form of Class B Common Stock and cash (as described in Item 4 herein), and the cash portion of such divi-dends was payable at the option of the Company in Junior Subor-dinated Zero Coupon Notes (the "Zero Notes"). Thereafter, dividends are payable in cash at a 10% annual rate. In the event that the Company had been for any reason unable to issue Class B Common Stock to the holders of the Series B Preferred Stock, the Warrants, the Notes, or any other securities issued in connection therewith, the Company was obligated to issue shares of Series C Convertible Preferred Stock, par value $.01, of Magma (the "Series C Preferred Stock" and collectively with the Class B Common Stock, the Series B Preferred Stock, the Notes, the Zero Notes, and the Warrants, the "Magma Securi-ties"). In connection with the purchase of the Magma Securi-ties, one of the Reporting Entities, WPCC entered into a Stand-still Agreement dated as of November 30, 1988 (the "Standstill Agreement") and a Registration Rights Agreement dated as of November 30, 1988 (the "Registration Rights Agreement") with the Company, attached hereto as Exhibits 2 and 3, respectively. The Certificate of Designations for the Series B Preferred Stock, the Warrants, the Notes, the Zero Notes, and the Cer-tificate of Designations for the Series C Preferred Stock are attached hereto as Exhibits 4 to 8, respectively.

                   Pursuant to the transactions described in Item 5 below, WPCC's holdings of Class A Common Stock, Class B Common Stock and Series B Preferred Stock were converted into or exchanged for Common Stock of the Company.

         Item 2. Identity and Background, is hereby amended and re-stated in its entirety, as follows:

                   This statement is being filed by (a) WPCC, a Delaware limited partnership, which is engaged in making venture capital and related investments; (b) E.M. Warburg, Pincus & Co., Inc., a Delaware corporation ("EMW"), which is engaged in providing specialized financial advisory and investment counselling ser-vices; (c) Warburg, Pincus Ventures, Inc., a Delaware corpora-tion ("WPV"), which is a wholly-owned subsidiary of EMW, the principal business of which is the management of WPCC, Warburg, Pincus Associates, L.P. ("WPA") and Warburg, Pincus Capital Partners, L.P. ("WPCP"); and (d) Warburg, Pincus & Co., a New York general partnership ("WP"), the principal business of which is to act as the general partner of WPCC, WPA and WPCP and as a holding company for its ownership of securities of

         EMW. EMW owns .85% of the limited partnership interests in WPCC. WP as the sole general partner of WPCC has a 20% inter-est in the profits of WPCC and is the owner of all the out-standing common stock of EMW. WPV has entered into a manage-ment agreement with WPCC for the management of WPCC. Lionel I. Pincus is the managing partner of WP and may be deemed to con-trol it. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017. WPCC, WPV, WP and EMW are hereinafter collectively referred to as the "Reporting Entities".

                   Schedule I attached hereto sets forth certain addi-tional information with respect to each director and each exec-utive officer of each of WPV and EMW and each general partner of WP and WPCC. Schedule I is hereby amended and restated in its entirety.

                   None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemean-ors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violations with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration, is hereby amended and restated in its entirety as follows:

                   The aggregate purchase price of the Magma Securities beneficially owned by WPCC as of November 30, 1988 was $85,000,000, all of which was obtained from the general funds of WPCC.

                   The amount of funds required for the purchase trans-actions effected on December 20, 1991, as described in response to Item 5 below, was $21,008,298. WPCC obtained these funds from its general corporate funds.

                   The shares of Common Stock described in Item 5 below were received by WPCC through the conversion of, or in exchange for, shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock pursuant to the transactions described in such Item.

         Item 4. Purpose of the Transaction, is hereby amended and restated in its entirety as follows:

                   The Magma Securities beneficially owned by the Reporting Entities have been acquired for investment purposes in connection with the Company's Recapitalization (as herein-after defined).

                   The Company effected a recapitalization in which the Company's previously outstanding senior secured bank debt was refinanced, $200 million face amount of the Company's Series A Convertible Exchangeable Preferred Stock (the "Series A Pre-ferred Stock") and 5,714,029 shares of Class B Common Stock held by Newmont Mining Corporation ("Newmont") was repurchased by the Company for $190 million and 5,000,000 shares of Class B Common Stock held by Gold Fields American Corporation ("Gold Fields") was repurchased by the Company for $28.75 million. To finance these transactions, the Company issued and sold the Magma Securities to WPCC, issued and sold in a public offering underwritten by DBL Copper Interest-Indexed Senior Subordinated Notes due 1998 in an aggregate amount of $210 million, and entered into a new unsecured bank credit agreement providing for a $100 million term loan and a $100 million revolving credit facility. Also, in connection with the above trans-actions the Company proposed to issue to shareholders of record on December 12, 1988 seven year warrants to purchase Class B Common Stock at $8.50 per share on the basis of 15 warrants for each 100 shares of Class B Common Stock held. (All the trans-actions described above are collectively referred to as the "Recapitalization".) The Reporting Entities assisted the Com-pany in structuring and organizing the Recapitalization, including assistance in obtaining an option from Newmont dated September 6, 1988 (the "Newmont Option") and an agreement with Gold Fields dated September 22, 1988 (the "Gold Fields Agree-ment") pursuant to which the Company effectuated the repur-chases from Newmont and Gold Fields.

                   In connection with the Company's securing the Newmont Option and the Gold Fields Agreement, the Company and WPCC entered into a binding commitment on September 6, 1988 for WPCC to purchase between $70 million and $100 million of the Com-pany's convertible preferred stock (the "Commitment") in the event the Company, in its sole discretion, exercised the Newmont Option. The Commitment provided that in the event the terms of the Newmont Option were notified or any of the Series A Preferred Stock or Class B Common Stock held by Newmont was purchased on terms other than those contemplated by the Newmont Option, then the Company and WPCC were obligated to negotiate in good faith, subject to certain limitations, to modify the terms of the WPCC investment in the Company appropriately.

         Further, in consideration of WPCC's considerable time, effort and expense working with the Company to structure the trans-actions contemplated by the Recapitalization, the WPCC invest-ment in the Company and the transactions contemplated thereby, the Company agreed to deal exclusively with WPCC as its equity investor with respect to the repurchase of Series A Preferred Stock and Class B Common Stock owned by Newmont and with respect to the repurchase from Gold Fields of Class B Common Stock held by it for repurchases occurring during the Newmont Option period (including any extensions) and within 90 days of its termination. The Company and WPCC also agreed that as a result of the unique nature of the WPCC investment, the WPCC agreement with the Company was specifically enforceable by WPCC. A copy of the Commitment is attached hereto as Exhibit
         9. The foregoing description of the Commitment is qualified in its entirety by reference to the Commitment attached hereto as
         Exhibit 9 and incorporated herein by reference.

                   As contemplated by the Commitment and pursuant to the Purchase Agreement, in connection with the exercise of the Newmont Option by the Company, on November 30, 1988 the Report-ing Entities purchased, for an aggregate amount of $93 million, 930,000 shares of Series B Preferred Stock and 1,000,000 War-rants. Also, in connection with the purchase by WPCC, the Com-pany and WPCC entered into the Standstill Agreement and the Registration Rights Agreement. On November 30, 1988 WPCC sold to DBL 80,000 shares of Series B Preferred Stock and 86,022 Warrants for an aggregate purchase price of $8,000,000.

                   Each share of the Series B Preferred Stock was con-vertible into 14.285714 shares of Class B Common Stock (subject to anti-dilution adjustment). From and after November 30, 2003, each share of Series B Preferred Stock was convertible, at the option of any holder, into a number of shares of Class B Common Stock at a conversion ratio based on a 15% discount from the then market price of a share of Class B Common Stock if such amount is greater than what would otherwise be provided by the conversion rates described in the preceding sentence. Each share of Series B Preferred was entitled to receive dividends in each of the first five years after issuance, paid quarterly, at the rate of one share of Class B Common Stock per annum and, if the market price of a share of Class B Common Stock at the time is less than $10, an additional amount per quarter (pay-able, at the Company's option, in cash or Zero Notes), not to exceed $.625, equal to one quarter of the excess of $10 over the market value of a share of Class B Common Stock. After the first five years, each share of Series B Preferred Stock was entitled to receive dividends of $10 per annum per share in cash. The Series B Preferred Stock was subject to redemption, at the option of the Company from and after November 30, 1993 at a cash price of 105% of the liquidation value declining rat-ably to 100% in the tenth year and thereafter. If for any reason the Company had been unable to issue Class B Common Stock to the holder of the Series B Preferred Stock as contem-plated by the terms thereof, the Company was obligated to issue shares of Series C Preferred Stock in its place on a share for share basis. The Series C Preferred Stock has rights, in the aggregate, substantially identical to the rights of the Class B Common Stock otherwise so issuable, except that such Series C Preferred Stock has a liquidation preference equal to $.10 per share. The Series B Preferred Stock was exchangeable, at the option of the Company, after November 30, 1993 for the Notes, which had terms similar to those of the Series B Preferred Stock, but with a number of differences, including a fixed maturity and a right to accelerate payment of principal in the event of a default in the payment of interest thereon. Each share of Series B Preferred Stock was entitled to the same num-ber of votes as the Class B Common Stock into which it was con-vertible and, except as otherwise required by law, was entitled to vote together with the Class B Common Stock as a single class. The Warrants are exercisable for seven years at $8.50 per share of Class B Common Stock. If Class B Common Stock cannot be issued upon exercise of the Warrants, Series C Pre-ferred Stock will be issued instead. The Zero Notes may be used as consideration for the exercise price of the Warrants.

                   Pursuant to the Purchase Agreement, the Reporting Entities and their affiliates have certain preemptive rights in the event the Company issues voting securities for cash.

                   The foregoing description of the Purchase Agreement and the Magma Securities is qualified in its entirety by refer-ence to the texts of the Purchase Agreement and of such securi-ties which are filed as Exhibit 1 and Exhibits 4 to 8 hereto and incorporated herein by reference.

                   Under the Standstill Agreement (attached hereto as
         Exhibit 2 and incorporated herein by reference) the Company granted WPCC the right to nominate three Magma directors (or fewer, depending upon the degree of equity ownership retained by WPCC or any member of the Warburg Group). (Capitalized terms used in the preceding sentence and in the following dis-cussion of the Standstill Agreement and not herein defined shall have the meaning of such terms as defined in the Stand-still Agreement.) The Company's board of directors was expanded to eleven members and, under the Standstill Agreement, the directors nominated by WPCC were to be divided as evenly as practicable among the three classes of the Company's directors that will make up the board of directors. John L. Vogelstein, Vice Chairman of EMW, Christopher W. Brody, Managing Director of EMW, and Simon Strauss were chosen to serve as the WPCC nominees. WPCC has agreed to vote its shares in favor of the election of two management directors and at least six in-dependent Directors at all times. WPCC has agreed not to ac-quire more than 45% of the voting power of Magma's fully-diluted voting equity without the approval of a majority (but not less than two) of the Company's Independent Directors. The foregoing restriction does not prevent any Person in the Warburg Group from converting any Series B Preferred Stock or Series C Preferred Stock that it acquired from Magma or in a transaction in a permitted transfer to the partners of WPCC. WPCC has also agreed not to transfer any Magma Voting Securi-ties except for the transfer to DBL described above and except in connection with a sale of the Company endorsed by a majority (but not less than two) of its Independent Directors or, after November 30, 1990 by means of a distribution to its partners, certain sales exempt from registration under the Securities Act of 1933 (subject to the Company's right of first offer), a public offering designed to achieve a widespread distribution (subject to the Company's right of first offer in certain circumstances). The Magma Securities transferred to DBL will reduce the maximum permitted voting power of WPCC so long as they are owned by DBL or any Drexel Entity. DBL has agreed with the Company not to purchase any other Magma Securities (except as part of its ordinary market making and brokerage activities) and to abide by voting and transfer restrictions similar to those applicable to WPCC. The Reporting Persons do not believe that they are a group with DBL with respect to their investment in the Company. The Standstill Agreement terminates on the earlier of the date when WPCC beneficially owns less than 4,000,000 fully-diluted Class B Common Shares of August 31, 1998. However, the restrictions on voting by WPCC and the Warburg Group survive until the earlier of August 31, 1998 or the date when WPCC beneficially owns less than 1,500,000 fully-diluted Class B Common Shares.

                   The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement filed as Exhibit 2 hereto and incorporated herein by reference.

                   Pursuant to the Registration Rights Agreement the Reporting Persons have certain demand and piggyback registra-tion rights, subject to the limitations on transfer contained in the Standstill Agreement. The Registration Rights Agreement is filed herewith as Exhibit 3 hereto and incorporated herein by reference for a complete description of such rights.

                   The Reporting Entities intend to review continuously their investment in the Company and, on the basis of such review and such market and other factors as they may deem relevant, may, subject to the limitations contained in the agreements described above, determine to increase or decrease their investment.

                   Except as set forth above in this Item 4, the Report-ing Entities and, to the best of their knowledge, any person listed in Schedule I hereto have no plans or proposals with respect to the Company that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of
         Schedule 13D.

                   As described in Item 5 below, on February 18, 1994 and March 3, 1994 WPCC sold a total of 1,000,000 shares of Com-mon Stock. The shares sold represent part of a block of approximately 4.2 million shares which WPCC acquired through open-market purchases in December, 1991 at a price of $5.03 per share. The shares sold were not part of WPCC's original investment in the Company, which was acquired in November 1988 in connection with the Company's recapitalization. WPCC may, during the course of 1994, sell some or all of the remaining 3,176,600 non-core shares, subject to market conditions and applicable regulatory requirements. Even if all such remaining non-core shares were sold, WPCC would continue to own 16,007,143 shares of Common Stock and 892,473 warrants acquired through its original investment in the Company in 1988. As of March 3, 1994, this would represent approximately 36.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3. WPCC has no present intention of selling its original investment in the Company, which it regards as a core holding.

         Item 5. Interest in Securities of the Issuer, is hereby amended and restated in its entirety as follows:

                   As set forth in Item 4 above, on November 30, 1988 WPCC purchased from the Company 930,000 shares of Series B Pre-ferred Stock and 1,000,000 Warrants and immediately thereafter sold 80,000 shares of the Series B Preferred Stock and 86,022 Warrants to DBL. The Series B Preferred Stock and Warrants purchased by WPCC were purchased as a block for an aggregate purchase price of $93 million and were sold to DBL as a block for a proportionate aggregate price of $8 million. Thus, giv-ing effect to the conversion and exercise of the Magma Secu-rities beneficially owned by the Reporting Entities (but not to the conversion of any other presently outstanding Company secu-rities and not including shares of Class B Common Stock receiv-able as dividends on the Series B Preferred Stock ("Dividend Shares")) the Reporting Entities beneficially owned 13,056,835 shares of Class B Common Stock constituting 32.3% of the Com-pany's then outstanding Class B Common Stock. After giving effect to (i) the exercise of the warrants issued in connection with the Recapitalization to shareholders of record of the Com-pany on December 12, 1988, (ii) the conversion and exercise of the Magma Securities beneficially owned by the Reporting Enti-ties (but not including Dividend Shares) and (iii) the exercise and conversion of all other presently outstanding Company secu-rities, the Reporting Entities beneficially owned 13,056,835 shares of Class B Common Stock constituting 28.5% of the Class B Common Stock as of December 12, 1988. The percentages cal-culated in this paragraph of this Item 5 are based upon 38,129,478 Class B Common shares outstanding as identified in the Company's September 30, 1988 report on Form 10-Q, and account for repurchases in connection with the Recapitalization of the Class B Common Stock previously owned by Newmont and Gold Fields. Subject to the Standstill Agreement as described in Item 4 above and incorporated by reference therein, WP, the sole general partner of WPCC, has the sole power to vote and dispose of all the shares of Class B Common Stock beneficially owned by WPCC.

                   Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, beneficially owned as of November 30, 1988 any shares of Class B Common Stock or has effected any transactions in shares of Class B Common Stock during the 60 days preceding such date.

                   On December 29, 1988 WPCC sold 20,000 shares of the Series B Preferred Stock and 21,505 Warrants to Morgenthaler Venture Partners II, an Ohio limited partnership ("Morgen-thaler"). The Series B Preferred Stock and Warrants sold to Morgenthaler were sold as a block for a proportionate aggregate price of $2 million. After such sale, giving effect to the conversion and exercise of the Magma Securities beneficially owned by the Reporting Entities (but not to the conversion of any other presently outstanding Company securities and not including shares of Class B Common Stock receivable as divi-dends on the Series B Preferred Stock ("Dividend Shares")) the Reporting Entities beneficially owned 12,749,616 shares of Class B Common Stock constituting 31.7% of the Company's then outstanding Class B Common Stock. After giving effect to (i) the exercise of the warrants issued in connection with the Recapitalization to shareholders of record of the Company on December 12, 1988, (ii) the conversion and exercise of the Magma Securities beneficially owned by the Reporting Entities (but not including Dividend Shares), and (iii) the exercise and conversion of all other presently outstanding Company securi-ties, the Reporting Entities beneficially owned 12,749,616 shares of Class B Common Stock constituting 27.8% of the Class B Common Stock as of December 29, 1988. The percentages calcu-lated in this paragraph of this Item 5 are based upon 38,129,478 Class B Common shares outstanding as identified in the Company's September 30, 1988 report on Form 10-Q, and account for repurchases in connection with the Recapitalization of the Class B Common Stock previously owned by Newmont and Gold Fields. Subject to the Standstill Agreement as described in Item 4 above and incorporated by reference therein, Warburg, Pincus & Co., the sole general partner of WPCC, has the sole power to vote and dispose of all the shares of Class B Common Stock beneficially owned by WPCC.

                   As a result of the quarterly dividend payments described in the preceding paragraph, the Reporting Entities had received, as of December 4, 1990, 1,526,278 shares of Class B Common Stock since November 30, 1988. After giving effect to the conversion and exercise of all of the Magma Securities beneficially owned by the Reporting Entities (but not to the conversion of any other presently outstanding Company securi-ties and not including any shares receivable as dividends in the future), the Reporting Entities beneficially owned as of December 4, 1990, 14,275,894 shares of Class B Common Stock constituting 34.1% of the Company's Class B Common Stock.
         After giving effect to (i) the exercise of all outstanding warrants to purchase Class B Common Stock which were issued to shareholders of record of the Company on December 12, 1988 in connection with the Recapitalization, (ii) the conversion and exercise of the Magma Securities beneficially owned by the Reporting Entities (but not including any shares receivable as dividends in the future), and (iii) the exercise and conversion of all other presently outstanding Company securities, the Reporting Entities beneficially owned 14,275,894 shares of Class B Common Stock constituting 30% of the Class B Common Stock as of November 30, 1990. The percentages calculated in this paragraph of this Item 5 are based upon 28,896,626 shares of Class B Common Stock outstanding as identified in the Com-pany's September 30, 1990 report on Form 10-Q. Also included in shares outstanding for purposes of the percentages calcu-lated in this paragraph of this Item 5 are 232,500 shares of Class B Common Stock declared and paid as a dividend on out-standing shares of Series B Preferred Stock for the period from July 1, 1990 through September 30, 1990.

                   As a result of the quarterly dividend payments described in the preceding paragraph, the Reporting Entities had received, as of November 7, 1991, 2,356,278 shares of Class B Common Stock since November 30, 1988. After giving effect to the conversion and exercise of all of the Magma Securities ben-eficially owned by the Reporting Entities (but not to the con-version of any other presently outstanding Company securities and not including any shares receivable as dividends in the future), the Reporting Entities beneficially owned, as of November 7, 1991, 15,105,894 shares of Class B Common Stock, constituting 35.2% of the Company's Class B Common Stock.
         After giving effect to (i) the exercise of all outstanding war-rants to purchase Class B Common Stock which were issued to shareholders of record of the Company on December 12, 1988 in connection with the Recapitalization, (ii) the conversion and exercise of the Magma Securities beneficially owned by the Reporting Entities (but not including any shares receivable as dividends in the future), and (iii) the exercise and conversion of all other presently outstanding Company securities, the Reporting Entities beneficially owned 15,105,894 shares of Class B Common Stock constituting 31.1% of the Class B Common Stock as of November 30, 1991. The percentages calculated in this paragraph of this Item 5 are based upon 29,906,048 shares of Class B Common Stock outstanding as identified in the Com-pany's September 30, 1990 report on Form 10-Q. Also included in shares outstanding for purposes of the percentages calcu-lated in this paragraph of this Item 5 are 232,500 shares of Class B Common Stock declared and paid as a dividend on out-standing shares of Series B Preferred Stock for the period from July 1, 1990 through September 30, 1991. Subject to the Stand-still Agreement as described in Item 4 above and incorporated by reference therein, Warburg, Pincus & Co., the sole general partner of WPCC, has the sole power to vote and dispose of all the shares of Class B Common Stock beneficially owned by WPCC.

                   As stated in Item 4 above, the Reporting Entities continuously review their investment in the Company. In this regard, on December 20, 1991, WPCC purchased in several open-market transactions on the American Stock Exchange 4,176,600 shares of Class B Common Stock of the Company, each at a price per share of $5.03 (inclusive of commissions). As a result of such purchases, such shares may be deemed to have been con-verted into shares of Class A Common Stock. (The Class A Common Stock and the Class B Common Stock are referred to collectively as the "Common Stock".) Assuming that such conversion has occurred, the Reporting Entities' ownership of the Class B Com-mon Stock, both in number of shares and percent of class, has not changed as a result of such purchases, and the Reporting Entities owned, as of December 20, 1991, 100% of the Class A Common Stock. The Class A Common Stock and the Class B Common Stock are identical in all respects except that (i) the Class B Common Stock has four votes per share and the Class A Common Stock has one vote per share, voting together with the Class B Common Stock as a class, and (ii) the Class A Common Stock has certain class voting rights upon its becoming 20% of the total outstanding shares of Common Stock. The Reporting Entities' voting rights with respect to the Magma Securities beneficially owned by them are subject to the agreements described in Item 4.

                   Assuming that the Class B Common Stock purchased as described above were not converted into Class A Common Stock, after giving effect to the conversion and exercise of all of the Magma Securities beneficially owned by the Reporting Enti-ties as of December 20, 1991 (but not to the conversion of any other presently outstanding Company securities and not includ-ing any shares receivable as dividends in the future), the Reporting Entities beneficially owned 19,282,494 shares of Class B Common Stock, constituting 45.0% of the Company's Class B Common Stock. After giving effect to (i) the exercise of all outstanding warrants to purchase Class B Common Stock which were issued to shareholders of record of the Company on Decem-ber 22, 1988 in connection with the Recapitalization, (ii) the conversion and exercise of the Magma Securities beneficially owned by the Reporting Entities (but not including any shares receivable as dividends in the future), and (iii) the exercise and conversion of all other presently outstanding Company secu-rities, the Reporting Entities (again assuming that the Class B Common Stock purchased as described above did not convert into Class A Common Stock) beneficially owned 19,282,494 shares of Class B Common Stock constituting 39.7% of the Class B Common Stock as of November 30, 1991. The percentages calculated in this paragraph of this Item 5 are based upon 29,906,048 shares of Class B Common Stock outstanding as identified in the Com-pany's September 30, 1991 report on Form 10-Q. Also included in shares outstanding for purposes of the percentages calcu-lated in this paragraph of this Item 5 are 232,500 shares of Class B Common Stock declared and paid as a dividend on out-standing shares of Series B Preferred Stock for the period from July 1, 1990 through September 30, 1991. Subject to the Stand-still Agreement as described in Item 4 above and incorporated by reference therein, Warburg, Pincus & Co., the sole general partner of WPCC, has the sole power to vote and dispose of all the shares of Class B Common Stock beneficially owned by WPCC. The number of additional shares that may be purchased by the Reporting Entities is limited by the Standstill Agreement described in Item 4.

                   At a special meeting of stockholders on October 30, 1992, the Company's stockholders adopted an amendment to the Company's Certificate of Incorporation to eliminate its dual class, disparate voting rights Common Stock structure. Under this structure, the Class B Common Stock, which carried four votes per share, was subject to a transfer restriction under which shares transferred to a holder of more than 10% of the Company's voting stock were automatically exchanged to one-vote Class A Common Stock. However, the Class A Common Stock car-ried a veto power over further issuances of Class B Common Stock, including issuances necessary to satisfy existing legal obligations under the Series B Preferred Stock, and outstanding warrants and options, and in certain circumstances the Class A Common Stock possessed special voting rights in elections of directors. By amendment to the Company's Certificate of Incor-poration, each share of Class A Common Stock and Class B Common Stock was converted to a share of Common Stock. The new class of Common Stock possesses one vote on all matters properly com-ing before the stockholders, including elections of the Board of Directors, is not subject to any transfer restrictions, and possesses no veto power over the issuance of any class of stock.

                   In addition, on December 3, 1992, the Company offered to exchange 15.45 shares of Common Stock for each share of Series B Preferred Stock tendered by December 31, 1992. This amount was equal to the Common Stock into which the Preferred Stock was then convertible, plus the Common Stock payable as a dividend on the Series B Preferred Stock from October 1, 1992 through November 30, 1993, when the Series B Preferred Stock would became redeemable at the option of the Company. Warburg, Pincus Capital Company, L.P., agreed to exchange its Series B Preferred Stock in accordance with this offer. The exchange offer terminated on December 29, 1992 and certificates repre-senting shares of Series B Preferred Stock were thereafter exchanged for certificates representing shares of Common Stock.

                   As a result of the transactions described in the two preceding paragraphs, WPCC held, as of December 29, 1992, 20,183,743 shares of Common Stock and warrants to purchase an additional 892,473 shares of Common Stock. After giving effect to the exercise of all Magma Securities beneficially owned by the Reporting Entities, the Reporting Entities would benefi-cially own 21,076,216 shares of Common Stock, constituting 45.3% of the Company's Common Stock. After giving effect to
         (i) the exercise of all outstanding warrants to purchase Common Stock which were issued to shareholders of record of the Com-pany on December 12, 1988 in connection with the Recapitaliza-tion, (ii) the exercise of the Magma Securities beneficially owned by the Reporting Entities and (iii) the exercise of all other presently outstanding Company securities, the Reporting Entities beneficially owned 21,076,216 shares of Common Stock constituting 41.6% of the Common Stock as of January 1, 1992. The percentages calculated in this paragraph of this Item 5 are based upon 45,590,585 shares of Common Stock outstanding and warrants to purchase 5,100,000 shares of Common Stock as iden-tified in the Company's press release dated December 30, 1992. Subject to the Standstill Agreement as described in Item 4 above and incorporated by reference therein, Warburg, Pincus & Co., the sole general partner of WPCC, has the sole power to vote and dispose of all the shares of Common Stock beneficially owned by WPCC.

                   On February 18, 1994, and March 3, 1994, WPCC sold, in open-market transactions on the New York Stock Exchange, 431,700 and 568,300 shares of Common Stock, respectively at prices of $15.2500 and $15.3750 per share, respectively.

                   On March 4, 1994, March 7, 1994, March 8, 1994, March 9, 1994 and March 10, 1994, WPCC sold, in open-market transac-tions on the New York Stock Exchange, 30,000, 150,000, 170,000, 75,000 and 431,000 shares of Common Stock, respectively, at prices of $15.5391 per share, $15.2540 per share, $15.2700 per share, $15.3750 per share and $15.00 per share, respectively.

                   On May 3, 1994, May 6, 1994, May 9, 1994, May 10,
         1994 and May 11, 1994, WPCC sold, in open-market transactions on the New York Stock Exchange, 225,000, 125,000, 75,000, 25,000 and 100,000 shares of Common Stock, respectively, at prices of $15.2080 per share, $15.1250 per share, $15.0417 per share, $15.2750 per share and $15.5000 per share, respectively.

                   On May 12, 1994, May 13, 1994, May 16, 1994 and May
         18, 1994, WPCC sold, in open-market transactions on the New York Stock Exchange, 50,000, 322,800, 50,000 and 180,000 shares of Common Stock, respectively, at prices of $15.3750 per share, $15.8493 per share, $16.2000 per share and $16.4900 per share, respectively.

                   On May 19, 1994, May 20, 1994, May 23, 1994, May 25,
         1994, May 26, 1994, May 27, 1994 and May 31, 1994, WPCC sold, in open-market transactions on the New York Stock Exchange, 194,200, 90,200, 90,000, 10,000, 10,000, 50,000 and 100,000
         shares of Common Stock, respectively, at prices of $16.6250 per share, $16.3750 per share, $16.7431 per share, $16.5000 per share, $16.5000 per share, $16.3750 per share and $16.3750 per share, respectively.

                   On June 2, 1994, June 3, 1994, June 7, 1994, June 8,
         1994, June 9, 1994, June 10, 1994 and June 10,1994, WPCC sold, in open-market transactions on the New York Stock Exchange, 4,500, 47,200, 105,000, 60,000, 34,500, 283,500 and 88,700
         shares of Common Stock, respectively, at prices of $15.8750 per share, $15.8763 per share, $15.8869 per share, $16.0000 per share, $16.0000 per share, $15.7310 and $15.6597 per share, respectively.

                   Accordingly, WPCC now holds 16,007,143 shares of Common Stock and warrants to purchase 892,473 shares of Common Stock, which represent approximately 36.2% of the total outstanding shares of Common Stock, calculated in accordance with Rule 13d-3.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer, is hereby amended and restated in its entirety, as follows:

                   Except as set forth in Item 4 of this Schedule 13D with respect to the Purchase Agreement, the Standstill Agree-ment and Registration Rights Agreement as such are described therein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. For a description of the provisions of the Purchase Agreement, the Magma Securities, the Standstill Agreement and the Registration Rights Agreement relating to contracts, arrangements, understandings or relationships (legal or other-wise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, see Item 4 of this Schedule 13D.

                   Through a letter agreement between Magma and WPCC, dated December 29, 1988 (the "Magma Consent"), Magma consented to the sale of Series B Preferred Stock and Warrants to Morgen-thaler, but in connection therewith required that Morgenthaler agree with WPCC to be bound by the terms of the Standstill Agreement and that WPCC be responsible for any breaches there-of. Under the terms of a letter agreement between Morgenthaler and WPCC, dated December 29, 1988 (the "Morgenthaler Agree-ment"), Morgenthaler agreed to be bound by the Standstill Agreement and agreed not to acquire any additional voting secu-rities of Magma except upon exercise or conversion of the securities purchased from WPCC. Pursuant to the Magma Consent, the Magma Securities transferred to Morgenthaler will reduce the maximum permitted voting power of WPCC so long as they are owned by Morgenthaler or any Affiliate of Morgenthaler, or any partnership controlled by Morgenthaler or an Affiliate of Morgenthaler. The Reporting Entities do not believe that they are a group with Morgenthaler with respect to their investment in the Company. As required by an agreement between DBL and WPCC by which the WPCC sale to DBL was effectuated as described in Item 4 of the Schedule 13D, WPCC offered to DBL the oppor-tunity to participate in the sale of Series B Preferred Stock and Warrants to Morgenthaler, but DBL declined to so partici-pate.

                   The foregoing description of the Magma Consent is qualified in its entirety by reference to the Magma Consent filed as Exhibit 10 hereto and incorporated herein by refer-ence. The foregoing description of the Morgenthaler Agreement is qualified in its entirety by reference to the Morgenthaler Agreement filed as Exhibit 11 hereto and incorporated herein by reference.

         Item 7. Material to be Filed as Exhibits, is hereby restated in its entirety, as follows:

                   1.   Purchase Agreement (without exhibits)

                   2.   Standstill Agreement

                   3.   Registration Rights Agreement

                   4. Form of Certificate of Designations of Series B Preferred Stock (without exhibits)

                   5. warrant to purchase 913,978 shares of Class B Common Stock of Magma Copper Company

                   6.   Form of Note

                   7.   Form of Zero Note

                   8. Form of Certificate of Designations of Series C Preferred Stock

                   9. Commitment Letter Dated September 6, 1988 from Warburg, Pincus Capital Company, L.P. to Magma Copper Company

                   10. Consent letter agreement between Magma Copper Company and Warburg, Pincus Capital Company, L.P., dated December 29, 1988.

                   11. Letter agreement between Morgenthaler Venture Partners II and Warburg, Pincus Capital Company, L.P., dated December 29, 1988.

                   12. Letter agreement between Drexel Burnham Lambert Incorporated and Warburg, Pincus Capital Com-pany, L.P., dated November 30, 1988.

                   13. Letter from Drexel Burnham Lambert Incorporated to Warburg, Pincus Capital Company, L.P., dated December 23, 1988.

                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                   By:  WARBURG, PINCUS & CO.,
                                          General Partner


                                 By:    /s/Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Partner


                                 E.M. WARBURG, PINCUS & CO., INC.


                                 By:    /s/Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Managing Director


                                 WARBURG, PINCUS VENTURES, INC.


                                 By:     /s/Stephen Distler
                                     Name:  Stephen Distler
                                     Title: Managing Director


                                 WARBURG, PINCUS & CO.


                                 By:    /s/Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Partner

         Dated:  June 10, 1994

                                  SCHEDULE I


                   Set forth below is the name, position and present principal occupation of each of the directors and executive officers of E.M. Warburg, Pincus & Co., Inc. ("EMW") and War-burg, Pincus Ventures, Inc. ("WPV") and of each of the gen-eral partners of Warburg, Pincus Capital Company, L.P. ("WPCC"), and Warburg, Pincus & Co. ("WP"). EMW, WPV, WPCC and WP are hereinafter collectively referred to as the "Re-porting Entities". Except as otherwise indicated, the busi-ness address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citi-zen of the United States.

                      Directors and Executive Officers of
                       E.M. Warburg, Pincus & Co., Inc.

                                          Present Principal Occupation in
                                          Addition to the Position with
                                          EMW, if any, and Positions with
         Name and Position                the Reporting Entities


         Lionel I. Pincus, Chairman       Chairman of the Board and Chief
         of the Board and Chief           Executive Officer, WPV;
         Executive Officer                Managing Partner, WP; Managing
                                          Partner, Pincus & Co.  (See
                                          Partners of WP.)

         John L. Vogelstein, Vice         President and Director, WPV;
         Chairman of the Board            Partner, WP.

         John L. Furth, Vice              Director and Managing Director,
         Chairman of the Board            WPV; Partner, WP.

         Harold Brown,                    Managing Director, WPV;
         Senior Managing Director         Partner, WP.

         Rodman W. Moorhead III,          Managing Director, WPV;
         Senior Managing Director         Partner, WP.

         Susan Black,                     Partner, WP.
         Managing Director

         Christopher W. Brody,            Managing Director, WPV;
         Managing Director                Partner, WP.

         Dale C. Christensen(1)
         Managing Director

         Errol M. Cook                    Managing Director, WPV;
         Managing Director                Partner, WP.

         Elizabeth B. Dater               Managing Director, WPV;
         Managing Director                Partner, WP.

         Stephen Distler, Managing        Managing Director and Controller
         Director and Controller          WPV; Partner, WP.

         Stuart M. Goode,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Stewart K. P. Gross,             Managing Director, WPV;
         Managing Director                Partner, WP.

         Patrick T. Hackett,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Jeffrey A. Harris,               Managing Director, WPV;

         Managing Director                Partner, WP.

         Robert S. Hillas,                Managing Director, WPV;
         Managing Director                Partner, WP.

         A. Michael Hoffman,              Managing Director, WPV;
         Managing Director                Partner, WP.

         William H. Janeway,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Douglas M. Karp,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Charles R. Kaye,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Richard H. King,(2)
         Managing Director

         Henry Kressel,                   Managing Director, WPV;
         Managing Director                Partner, WP.


         ____________________
         1    Citizen of Canada.

         2    Citizen of United Kingdom.

         Joseph P. Landy,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Sidney Lapidus,                  Managing Director, WPV;
         Managing Director                Partner, WP.

         Edwin F. LeGard, Jr.,            Partner, WP.
         Managing Director

         Reuben S. Leibowitz,             Managing Director, WPV;
         Managing Director                Partner, WP.

         Stephen J. Lurito,               Partner, WP.
         Managing Director

         Spencer S. Marsh III,            Partner, WP.
         Managing Director

         Andrew H. Massie, Jr.,           Partner, WP.
         Managing Director

         Edward J. McKinley,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Howard H. Newman,                Managing Director, WPV;
         Managing Director                Partner, WP.

         Anthony G. Orphanos,             Partner, WP.
         Managing Director

         Judhvir Parmar,(3)                 Managing Director, WPV.
         Managing Director

         Ernest H. Pomerantz,             Managing Director, WPV;
         Managing Director                Partner, WP.

         Arnold M. Reichman,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Roger Reinlieb,                  Partner, WP.
         Managing Director

         Sheila N. Scott,                 Partner, WP.
         Managing Director




         ____________________
         3    Citizen of India.

         Dominic H. Shorthouse,(4)          Managing Director, WPV.
         Managing Director

         Peter Stalker III,               Managing Director, WPV;
         Managing Director                Partner, WP.

         David A. Tanner,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         James E. Thomas,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Joanne R. Wenig,                 Managing Director, WPV;
         Managing Director                Partner, WP.


































         ____________________
         4    Citizen of United Kingdom.

                          Directors and Executive Officers
                         of Warburg, Pincus Ventures, Inc.


                                          Present Principal Occupation in
                                          Addition to the Position with
                                          WPV, if any, and Positions with
         Name and Position                the Reporting Entities

         Lionel I. Pincus, Chairman       (See Directors and Executive
         of the Board and Chief           Officers of EMW.)
         Executive Officer

         John L. Vogelstein,              (See Directors and Executive
         President and Director           Officers of EMW.)

         John L. Furth, Managing          (See Directors and Executive
         Director and Director            Officers of EMW.)

         Christopher W. Brody,            (See Directors and Executive
         Managing Director                Officers of EMW.)

         Harold Brown,                    (See Directors and Executive
         Managing Director                Officers of EMW.)

         Errol M. Cook,                   (See Directors and Executive
         Managing Director                Officers of EMW.)

         Elizabeth B. Dater,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Stephen Distler, Managing        (See Directors and Executive
         Director and Controller          Officers of EMW.)

         Stuart M. Goode,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Stewart K. P. Gross,             (See Directors and Executive
         Managing Director                Officers of EMW.)

         Patrick T. Hackett,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Jeffrey A. Harris,               (See Directors and Executive
         Managing Director                Officers of EMW.)

         Robert S. Hillas,                (See Directors and Executive
         Managing Director                Officers of EMW.)

         A. Michael Hoffman,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         William H. Janeway,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Douglas M. Karp,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Charles R. Kaye,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Henry Kressel,                   (See Directors and Executive
         Managing Director                Officers of EMW.)

         Joseph P. Landy,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Sidney Lapidus,                  (See Directors and Executive
         Managing Director                Officers of EMW.)

         Reuben S. Leibowitz,             (See Directors and Executive
         Managing Director                Officers of EMW.)

         Edward J. McKinley,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Rodman W. Moorhead III,          (See Directors and Executive
         Managing Director                Officers of EMW.)

         Howard H. Newman,                (See Directors and Executive
         Managing Director                Officers of EMW.)

         Judhvir Parmar,                  (See Directors and Executive
         Managing Director                Officers of EMW.)

         Ernest H. Pomerantz,             (See Directors and Executive
         Managing Director                Officers of EMW.)

         Arnold M. Reichman,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Dominic H. Shorthouse,           (See Directors and Executive
         Managing Director                Officers of EMW.)

         Peter Stalker III,               (See Directors and Executive
         Managing Director                Officers of EMW.)

         David A. Tanner,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         James E. Thomas,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Joanne R. Wenig,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

                     General Partners of Warburg, Pincus & Co.


                                          Present Principal Occupation in
                                          Addition to the Position with
                                          Warburg, Pincus & Co. and Posi-
         Name                             tions with the Reporting Entities

         Susan Black                      (See Directors and Executive
                                          Officers of EMW.)

         Christopher W. Brody             (See Directors and Executive
                                          Officers of EMW.)

         Harold Brown                     (See Directors and Executive
                                          Officers of EMW.)

         Errol M. Cook                    (See Directors and Executive
                                          Officers of EMW.)

         Elizabeth B. Dater               (See Directors and Executive
                                          Officers of EMW.)

         Stephen Distler                  (See Directors and Executive
                                          Officers of EMW.)

         John L. Furth                    (See Directors and Executive
                                          Officers of EMW.)

         Stuart M. Goode                  (See Directors and Executive
                                          Officers of EMW.)

         Stewart K. P. Gross              (See Directors and Executive
                                          Officers of EMW.)

         Patrick T. Hackett               (See Directors and Executive
                                          Officers of EMW.)

         Jeffrey A. Harris                (See Directors and Executive
                                          Officers of EMW.)

         Robert S. Hillas                 (See Directors and Executive
                                          Officers of EMW.)

         A. Michael Hoffman               (See Directors and Executive
                                          Officers of EMW.)

         William H. Janeway               (See Directors and Executive
                                          Officers of EMW.)

         Douglas M. Karp                  (See Directors and Executive
                                          Officers of EMW.)

         Charles R. Kaye                  (See Directors and Executive
                                          Officers of EMW.)

         Henry Kressel                    (See Directors and Executive
                                          Officers of EMW.)

         Joseph P. Landy                  (See Directors and Executive
                                          Officers of EMW.)

         Sidney Lapidus                   (See Directors and Executive Of-
                                          ficers of EMW.)

         Edwin F. LeGard, Jr.             (See Directors and Executive
                                          Officers of EMW.)

         Reuben S. Leibowitz              (See Directors and Executive
                                          Officers of EMW.)

         Spencer S. Marsh III             (See Directors and Executive
                                          Officers of EMW.)

         Andrew H. Massie, Jr.            (See Directors and Executive
                                          Officers of EMW.)

         Edward J. McKinley               (See Directors and Executive
                                          Officers of EMW.)

         Rodman W. Moorhead III           (See Directors and Executive
                                          Officers of EMW.)

         Howard H. Newman                 (See Directors and Executive
                                          Officers of EMW.)

         Anthony G. Orphanos              (See Directors and Executive
                                          Officers of EMW.)

         Lionel I. Pincus                 (See Directors and Executive
                                          Officers of EMW.)

         Ernest H. Pomerantz              (See Directors and Executive
                                          Officers of EMW.)

         Arnold M. Reichman               (See Directors and Executive
                                          Officers of EMW.)

         Roger Reinlieb                   (See Directors and Executive
                                          Officers of EMW.)

         Sheila N. Scott                  (See Directors and Executive
                                          Officers of EMW.)

         Peter Stalker III                (See Directors and Executive
                                          Officers of EMW.)

         David A. Tanner                  (See Directors and Executive
                                          Officers of EMW.)

         James E. Thomas                  (See Directors and Executive
                                          Officers of EMW.)

         John L. Vogelstein               (See Directors and Executive
                                          Officers of EMW.)

         Joanne R. Wenig                  (See Directors and Executive
                                          Officers of EMW.)

         Pincus & Co.*

         NL & Co.*


                                 General Partner of
                       Warburg, Pincus Capital Company, L.P.

         Warburg, Pincus & Co.            (See General Partners of WP.)


















         ____________________
         * New York limited partnership; primary activity is owner-ship of partnership interest in WP.